February 25, 2005

Dear fellow shareholder:

         I am pleased to enclose an Offer to Purchase by CARC, Inc. for cash for up to 40,000 shares of the common stock of CARC, Inc. The purchase price per share is $5.00, which is consistent with the $5,000 subscription price and sales price for a block of 1,000 shares of CARC's common stock.

         The Sarbanes-Oxley Act of 2002 and related SEC rules have substantially increased the cost of continuing to be an SEC reporting company. The sole purpose of this tender offer is to permit CARC to deregister its common stock in order to achieve substantial cost savings. (See page 5 of the enclosed Offer to Purchase.)

         Because CARC's stock has only been issued and sold in blocks of 1,000 shares, you may think of your stock as a single "unit" rather than 1,000 separate shares. In addition, CARC's stockholders agreement provides that priority access to its facilities is based on ownership of 1,000 shares. However, if more than 40,000 shares are tendered in this offer, CARC is required by applicable SEC rules to purchase shares on a "pro rata" basis - in other words, to purchase some (and not all) shares from each tendering shareholder.

         The sale of only a portion of your stock may be disadvantageous to you, in that you would lose your priority access (i.e., your priority in entering any portion of CARC's facilities or moving from one portion of the facilities to another) without receiving payment for all of your shares. TO REDUCE THIS RISK, WE HAVE INCLUDED AN "ALL OR NOTHING" CONDITIONAL TENDER OPTION: If you decide to tender all your shares, you may elect to have your shares accepted on an all-or-nothing basis by following the procedures outlined in the enclosed Offer to Purchase and Letter of Transmittal.

         To participate in the offer, you must tender your shares in the manner described in the enclosed Offer to Purchase on or before 5:00 PM, Eastern Time, on Monday, March 28, 2005. The offer automatically terminates at 5:00 PM on March 28, 2005 unless it is extended by CARC.

         The Offer to Purchase is made subject to all of the terms and conditions contained in the enclosure.

Very truly yours,

/s/ Warren Wagner

Warren Wagner
President